Exhibit 6.3

MASTER SERVICES AGREEMENT

This AGREEMENT FOR PROGRAMMING SERVICES (“Agreement”) is made and entered into on January 12, 2022, by and between ONBLi, Inc.  (“Client”), a corporation located at,                                                                            and SolutionStream, LLC, a Utah limited liability company, DBA “Kahoa” located at 249 North 1200 East, Lehi, UT 84043 (“Contractor”).

BACKGROUND:

A. Contractor is in the business of providing application programming, design, and development services.

B. Contractor provides services to clients using a Project Model (defined below) and a Staff Augmentation Model (defined below). The “Project Model” means a specific project with a specific deliverable. The “Staff Augmentation Model” means allowing one or more of Contractor’s software programmers (each a “Staff Consultant”) to work with a client to create or maintain certain programming solutions for such client.

C. Client desires to engage Contractor to develop, create, test, and deliver certain programming materials, and Contractor desires to accept such engagement.

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Client and Contractor hereby agree as follows:

1. SERVICES. Subject to the terms of this Agreement, Contractor hereby agrees to provide and perform for the benefit of Client certain programming, consulting and/or application development services (“Services”) using the Project Model and/or the Staff Augmentation Model. The scope of such Services will be set forth in one or more Statements of Work, as each may be amended from time to time (all Statements of Work between the parties are collectively referred to herein as a “Statement of Work”). All work product developed in whole or in part by Contractor within the scope of this Agreement (i.e., the deliverables specified in the applicable Statement of Work) is referred to herein as the “Work Product”.

2. PAYMENT FOR SERVICES.

2.1. Charges. As full compensation for the Services and other performance due pursuant to any Statement of Work, Client agrees to pay Contractor the applicable hourly rate per consultant engaged to perform the Services, as set forth in the Statement of Work. The parties hereby acknowledge and agree that any projected total cost on a Statement of Work is an estimate and not a fixed bid.

2.2. Initial Deposit. Client shall pay Contractor an initial deposit in the amount specified in the Statement of Work. Such deposit amount shall be applied toward Client’s final invoice under the initial Statement of Work or, if this Agreement is terminated, shall be applied against any amounts due to Contractor that have not been paid, and thereafter, Contractor shall refund to Client any unused portion of the deposit. Such deposit may be deposited in Contractor’s general account rather than a segregated account.

Initials: ________ (Client) ________ (Contractor)

2.3. Payment Terms. Contractor may invoice Client every two (2) weeks for the number of hours worked during that period. The due date for an invoice is 15 days after the date of each applicable invoice (the “Due Date”). Client agrees to deliver payment for each invoice to Contractor on or prior to the applicable Due Date. If any amounts are not paid by the applicable Due Date, the unpaid amount will accrue interest at the rate of 1.5% per month (18% annually), or the highest rate permitted by law, whichever is less. Additionally, if Client fails to pay any amount within 10 days after the applicable Due Date, then Contractor may suspend its performance of Services and delivery of any Work Product until the past due amounts are paid in full. In such event, any estimated delivery date set forth in a Statement of Work shall be delayed until payment is received.

2.4. Reimbursement for Expenses. Client shall reimburse Contractor for any out-of-pocket costs and expenses reasonably incurred by Contractor in connection with the performance of Services under this Agreement. Such reimbursement amounts will be included on periodic invoices unless the Contractor requests that such expenses be paid directly by the Client. Contractor agrees to retain supporting documentation for such expenses, and to provide such documentation to Client upon request.

3. TERM AND TERMINATION.

3.1. Term. The term of this Agreement shall commence on the date first set forth above and shall continue for the time necessary to complete the Work Product described in the Statement of Work. Such term may be extended or renewed by subsequent Statements of Work as agreed upon by the parties.

3.2. Voluntary Termination. This Agreement shall continue until terminated by either party upon at least thirty (30) days prior written notice to the other party.

3.3. Effect of Termination. Subject to Section 3.4, upon termination of this Agreement for any reason, or at any time upon written request of Client, Contractor agrees to deliver to Client all materials in Contractor’s possession or control that contain Client’s Confidential Information (as defined below) or that are Client’s property, including written materials, designs, documents, records, data, memoranda, tapes and disks containing software, computer source code listings, routines, file layouts, record layouts, system design information, models, manuals, documentation, and notes. Likewise, Client shall also return to Contractor, upon termination of this Agreement or at any time upon written request, any Confidential Information or other property of Contractor.

3.4. Delivery of Work Product. Notwithstanding anything herein to the contrary, Client hereby acknowledges and agrees that delivery of the Work Product to Client under this Agreement is expressly conditioned upon full payment for the Services rendered by Contractor. Upon completion of the Services and receipt of payment in full, the Work Product will be assigned by Contractor to Client pursuant to Section 7.2 hereof.

Initials: ________ (Client) ________ (Contractor)

3.5. Survival. Sections 2, 3.3, 3.4, 3.5, 5, 6, 7, 8 and 9.3 shall survive the termination of this Agreement by either party for any reason.

4. PERSONNEL. Contractor agrees to use commercially reasonable efforts in selecting those employees and independent contractors assigned to perform the Services. Notwithstanding the foregoing, Contractor has the sole discretion regarding staffing and reserves the right to replace personnel from time to time assigned to provide the Services. If a Staff Consultant is assigned to Client using the Staff Augmentation Model, the parties hereby acknowledge and agree that any such Staff Consultant (i) will remain the employee of Contractor, (ii) will not be deemed an employee of Client, and (iii) will not be entitled to participate in employment benefits offered by Client. Client will make no deduction from any of the payments due to Contractor hereunder for state or federal tax purposes. Contractor (and not Client) will be responsible for the payment of all employer-related employment taxes for each Staff Consultant.

5. WARRANTIES; INDEMNIFICATION. Contractor makes the following representations, warranties and covenants to Client:

5.1. Original Development; Services. The Work Product provided by Contractor to Client under this Agreement will not knowingly infringe upon or violate any patent, copyright, trade secret, or other proprietary right of any third party. Contractor warrants that it will perform its Services in a professional and workmanlike manner. Contractor does not warrant that the Work Product will be error-free or operate without interruption. Contractor’s sole liability for breach of these warranties shall be to use commercially reasonable efforts to correct the breach by reperforming the Services and/or redelivering corrected Work Product, unless otherwise agreed to in writing by the parties.

5.2. Limitation of Warranties and Liability. THE ABOVE CONTRACTOR WARRANTIES ARE IN LIEU OF ALL OTHER WARRANTIES, EXPRESS, IMPLIED OR STATUTORY, INCLUDING WITH RESPECT TO MERCHANTABILITY, NONINFRINGEMENT OR FITNESS FOR ANY PARTICULAR PURPOSE OR INTENDED USE. IN NO EVENT SHALL CONTRACTOR BE LIABLE FOR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOST DATA OR PROFITS AS A RESULT OF OR IN ANY WAY CONNECTED TO ITS WORK PRODUCT OR THIS AGREEMENT, EVEN IF CONTRACTOR HAS BEEN SPECIFICALLY ADVISED CONCERNING THE POSSIBILITY OF SUCH DAMAGES. CONTRACTOR’S AGGREGATE LIABILITY FOR ANY CLAIMS OR DAMAGES ARISING OUT OF OR RELATED TO THIS AGREEMENT OR ANY STATEMENT OF WORK HEREUNDER SHALL NOT EXCEED THE AMOUNTS PAID BY CLIENT TO CONTRACTOR UNDER THE APPLICABLE STATEMENT OF WORK.

5.3. Indemnification. For Work Product created using the Project Model, Contractor will defend Client against any third-party suit or proceeding alleging that the Work Product infringes any third-party copyright, trademark or U.S. patent, or misappropriates any trade secret, and pay any liabilities, damages, costs and expenses (including reasonable attorneys’ fees) finally awarded therein or paid in settlement. Contractor shall be relieved of this obligation unless (i) Client promptly notifies Contractor of any such claim, (ii) Contractor has sole control of the defense and all related settlement negotiations, and (iii) Client provides Contractor with the assistance, information and authority necessary to perform the above. Client may, at its option and expense, be represented by separate counsel in any such action. If the Work Product is finally held or believed by Contractor to infringe, Contractor shall use reasonable efforts to obtain a license under the rights that have been infringed, to modify the Work Product so it is non-infringing or to provide to Client substitute Work Product that is non-infringing. Contractor shall have no liability for infringement based on modification of the Work Product by any party other than Contractor, or the combination or use of the Work Product with any other software, equipment, product or process not furnished by Contractor if use of the Work Product alone and in its unmodified form would not have been an infringement. THIS SECTION STATES CONTRACTOR’S ENTIRE OBLIGATION WITH RESPECT TO ANY CLAIM FOR INFRINGEMENT OR MISAPPROPRIATION OF ANY THIRD PARTY INTELLECTUAL PROPERTY RIGHTS. CONTRACTOR IS NOT RESPONSIBLE FOR THE COSTS OF REMOVING INFRINGING WORK PRODUCT OR OBTAINING SUBSTITUTE WORK PRODUCT FROM A THIRD PARTY.

Initials: ________ (Client) ________ (Contractor)

6. PROTECTION OF CONFIDENTIAL INFORMATION.

6.1. Confidential Information. “Confidential Information” means non-public technology, software source code, business and marketing plans and strategies, non-public financial and business information, trade secrets, customer lists, any written materials marked as confidential and any other information, including visual or oral information, that reasonably should be understood to be confidential. Confidential Information does not include information that a party can prove: (a) is now or later becomes generally available to the public without fault of the receiving party; (b) was rightfully in the receiving party’s possession prior to its disclosure by the other party; (c) is independently developed by the receiving party without the use of any Confidential Information of the disclosing party; or (d) is obtained by the receiving party without obligation of confidentiality from a third party who has the right to disclose it.

6.2. Obligation of Confidentiality. The receiving party shall give Confidential Information at least the same level of protection as it gives its own Confidential Information of similar nature, but not less than a reasonable level of protection. The receiving party may disclose Confidential Information only to its employees, independent contractors and advisors who need to know such information; provided that such persons are required to keep it confidential. The receiving party will not disclose to any others, use for its own benefit or for the benefit of anyone other than the disclosing party, or otherwise appropriate or copy, any Confidential Information of the disclosing party, except as required or permitted in the lawful performance of its rights or obligations hereunder. Confidentiality obligations shall survive for two (2) years from the date of disclosure.

6.3. Publicity. Kahoa reserves the right to use any photograph/video taken through the life of this contract without the expressed written permission of those included within the photograph/video. Kahoa may use the photograph/video, has permission to display work created, and usage of client logo for self-promotion in publications or other media material publications or other media material produced, used or contracted by Kahoa including but not limited to: brochures, invitations, books, newspapers, magazines, television, websites, etc. To ensure the privacy of individuals and children, images will not be identified using full names or personal identifying information without written approval from the photographed subject, parent or legal guardian. By participating in a Kahoa event or by failing to notify Kahoa, in writing, your desire to not have your photograph used by Kahoa, you are agreeing to release, defend, hold harmless and indemnify Kahoa from any and all claims involving the use of your picture or likeness.

Initials: ________ (Client) ________ (Contractor)

7. RIGHTS TO WORK PRODUCT. Notwithstanding any common law or “work for hire” doctrine, the parties expressly agree upon the following regarding rights to the Work Product.

7.1. Disclosure. Conditioned upon payment in full for Services rendered, Contractor agrees to disclose to Client all Work Product, including but not limited to: any software or any enhancement thereof; all specifications and designs of the Work Product; and all documentation relating thereto.

7.2. Assignment of Rights. Effective upon final payment in full for the Work Product and related Services under the applicable Statement of Work, Contractor assigns to Client all rights, title, and interest in and to the applicable Work Product, including but not limited to all patent rights, copyrights, and trade secret rights. Contractor agrees to execute all additional documents reasonably requested by Client to further evidence such assignment. The parties hereby acknowledge and agree that prior to final payment in full for the Work Product and related Services under the applicable Statement of Work, all rights, title and interest in the Work Product shall be retained by Contractor.

7.3. Open Source Code. Certain third-party technology (collectively, the “Open Source Technology”) may be included in the Work Product that Client receives, but is subject to a separate royalty-free/open source license (collectively, the “Open Source Licenses”). This Agreement does not modify or abridge any rights or obligations Client may have related to the Open Source Technology under applicable Open Source Licenses; however, to the extent that Open Source Technology is incorporated into Work Product, Client’s rights and remedies under this Agreement will apply with respect to such Open Source Technology, but only for Client’s use of the Work Product in compliance with the terms of this Agreement. Any use of Open Source Technology outside of Client’s permitted use of the applicable Work Product is subject to the rights and obligations under such Open Source Technology’s Open Source License.

8. NON-SOLICITATION. Client agrees that during the term of this Agreement and for a period of one (1) year after termination hereof, Client shall not directly or indirectly solicit, recruit, hire as an employee, agent or independent contractor, or otherwise induce any person who is or has been within the prior six months an officer, employee, agent or independent contractor of Contractor to terminate his or her employment or contractual relationship with Contractor or in any way associate with Client or any of its affiliates, regardless of whether Client or the employee or contractor initiated the contact. Client acknowledges and agrees that the foregoing restrictions are reasonable for adequate protection of Contractor’s business and goodwill, that Contractor has a legitimate business purpose in requiring Client to abide by this restrictive covenant, that such solicitation or hiring by Client would severely injure Contractor, and that monetary damages would be difficult if not impossible to ascertain. Therefore, Client specifically agrees that if it violates this Section, irreparable harm will occur and thus shall be presumed and Contractor shall be entitled to an immediate injunction or declaratory relief from any court of competent jurisdiction, in addition to any other available remedy at law or in equity. Client specifically releases Contractor from the requirement of posting any bond in connection with temporary or interlocutory injunctive relief, to the extent permitted by law. Additionally, if Client violates this Section, the parties agree that Client shall be unconditionally liable to pay Contractor an amount equal to the then-current annual salary or wages of the person hired by Client in violation of this Section. The parties agree that such amount is liquidated damages and not a penalty.

Initials: ________ (Client) ________ (Contractor)

9. GENERAL PROVISIONS.

9.1. Assignment. Neither party may assign or transfer this Agreement or any of its rights or obligations under this Agreement without prior written consent of the other party, which shall not be unreasonably withheld, except that a party may, upon written notice to the other party, assign this Agreement in connection with an acquisition of its all or substantially all of its stock or assets by any third party, if such third party agrees in writing to assume the assigning party’s obligations hereunder. This Agreement is binding upon and will inure to the benefit of the parties and their respective successors and permitted assignees.

9.2. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Utah, excluding conflicts of laws provisions. The parties consent to the exclusive jurisdiction and venue of Utah state and federal courts for any action arising in connection with this Agreement.

9.3. Attorneys’ Fees. In the event of any action at law or equity to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees and court costs in addition to any other relief to which such party may be entitled. If Contractor retains an attorney to seek collection of delinquent amounts due from Client (either before or after filing any legal action), then Client agrees to pay immediately upon demand all reasonable attorneys’ fees and costs incurred in connection therewith, in addition to other amounts due hereunder.

9.4. Relationship of the Parties. Contractor is an independent contractor of Client. Neither party is an agent, partner, or joint venturer with the other party for any purpose. Except as provided in this Agreement, neither party shall have any right, power, or authority to act or to create any obligation, express or implied, on behalf of the other. As an independent contractor, Contractor shall have the sole responsibility for paying taxes and all similar obligations regarding the compensation received from Company.

9.5. Force Majeure. Neither party shall be responsible for delays or failure of performance, excluding payment delays, resulting from acts or events beyond the reasonable control of such party. Such acts shall include, but not be limited to, acts of God, strikes, walkouts, riots, acts of war, acts of terrorism, epidemics, failure of suppliers to perform, governmental regulations, power failure(s), earthquakes, or other disasters.

9.6. Headings. The titles and headings of the various sections and paragraphs in this Agreement are intended solely for convenience of reference and are not intended for any other purpose whatsoever, or to explain, modify or place any construction upon or on any of the provisions of this Agreement.

9.7. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument. A signature sent by fax, email, or other electronic means shall be deemed an original for all purposes.

9.8. Acceptance of a Statement of Work. The parties hereby acknowledge and agree that acceptance of a Statement of Work may occur by any of the following methods: (i) a signature sent by fax, email, or other electronic means, or (ii) a digital signature. The parties also acknowledge and agree that in the event a Statement of Work is not mutually signed by the parties, the applicable Statement of Work will nevertheless be deemed accepted by, binding upon both parties, and incorporated into this Agreement if: (i) the unsigned or partially signed Statement of Work has been circulated by email (or other delivery methods) between the parties, (ii) Contractor has commenced providing the Services in reliance upon such Statement of Work, and (iii) the Client does not within five (5) business days after the commencement of such Services notify Contractor in writing that such Statement of Work has not been approved by Client and that Contractor must cease providing the Services. The parties further acknowledge and agree that a formal written amendment is not required to extend a Statement of Work.

Initials: ________ (Client) ________ (Contractor)

9.9. Notices. All notices, demands, and other communications provided for hereunder shall be in writing and mailed (with delivery confirmation or overnight delivery), faxed, sent by email to an executive officer, or delivered to the respective party’s last known address. Notices shall be effective the earlier of (i) confirmed delivery (e.g., successful transmission of the communication), or (ii) two (2) days after such notice is sent.

9.10. Amendments, Etc. Except as otherwise stated herein, no supplement, modification, or amendment of any provision of this Agreement shall be effective unless the same shall be in writing and signed by a duly authorized representative of each party to this Agreement. Email and text correspondence will not be sufficient to evidence a written amendment to this Agreement but will be sufficient to amend a Statement of Work. Any waiver of any provision of this Agreement shall be effective only in the specific instance and for the specific purpose for which given. Waivers may be given through email (or similar) correspondence.

9.11. Severability. If any term of this Agreement is held invalid or unenforceable by a court of competent jurisdiction, such court shall modify such term to the minimum extent necessary to make it valid and enforceable. If such term cannot be so modified, it shall be severed, and all other terms of this Agreement shall remain valid and enforceable.

9.12. Entire Agreement. This Agreement and all exhibits and Statements of Work constitute the entire understanding and agreement between the parties hereto with respect to the subject matter hereof. All prior and contemporaneous agreements, representations, and understandings of the parties, oral or written, pertaining to the subject matter contained in this Agreement are superseded by and merged in this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year set forth above.

Client	Kahoa

By:	By:
Printed Name:	Printed Name:	Justin Rohatinsky
Title:	Title:	CRO
Date:	Date:

Initials: ________ (Client) ________ (Contractor)

Statement of Work

ONBLi - Kahoa SolutionMap + MVP SOW

This Statement of Work is entered into on June 24, 2022, by and between ONBLi, Inc. (“Client”), and SolutionStream LLC, a Utah limited liability company DBA “Kahoa”. This Statement of Work is a part of that certain Master Services Agreement for Programming Services entered into on June 24, 2022, between the parties and herein referred to as the “Agreement”. The terms and conditions of that Agreement govern this Statement of Work and are incorporated herein by reference. To the extent that there is any express conflict between this SOW and the Agreement, this SOW shall prevail.

ONBLi Shopping System

PROJECT OVERVIEW

This project’s goal is to build a Smart Shopping system using the foundation of the TRM platform already discussed with the client. This engagement will include three project phases and be initiated with a SolutionMap discovery engagement that will produce a prioritized backlog of user stories and concept wireframes. These deliverables will be the cornerstone of the project moving forward.

This proposal’s timeline and cost estimates includes the SolutionMap discovery process which will solidify all other estimates for this project. Included in this document are preliminary estimates based on ongoing discussions with key stakeholders and best practices for project management.

This project’s success is dependent upon an Agile iterative approach which allows Kahoa and ONBLi, Inc to prioritize features and build an engaging, user-friendly end product.

Phase One: SolutionMap

●	SolutionMap event
○	Team of 3-5 to brainstorm, map, plan, sketch etc.
○	4 day in-person event
○	Design, discovery, and project planning work

●	Key deliverables
○	Backlog of User Stories for Platform and Frontend (MVP)
○	Wireframes for UX critical path
○	Plan/map for clickable prototype

Phase Two: Clickable Prototype

●	UI/UX Prototype
○	Figma-based clickable prototype featuring critical user paths + select secondary paths
○	Mobile or Desktop designs (during the SolutionMap, we’ll discuss prioritization of designs for Mobile or Desktop or both)

Statement of Work

SCOPE

Phase Three: MVP Iteration

●	Initial Release
○	Frontend development work delivered according to client prioritization
○	Agile development will help us fit highest priority deliverables into fixed budget

Deliverables

Deliverable	Description	Due Date and Delivery
Sprint Status Report	Clients will receive a weekly or two week status report on budget, scope, and timeline.	Every sprint throughout the project lifecycle.

Curated Backlog	Project Backlog will be continually updated and available for clients for specific project deliverables	Refined throughout the project lifecycle and available via StoriesOnBoard or Jira.

Code Repository	Committable code created by our expert developers and engineers according to project scope.	Delivered according to the project timeline with specific code sets determined during each Agile Sprint.

Platform Administration Console	Access to and training for the Admin Console for managing data.	Delivered according to the project timeline with specific code sets determined during each Agile Sprint.

Design Wireframes and Hi Fidelity Design	Deliverables include both wireframes and either lo or hi fidelity designs.	Delivered at the end of the SolutionMap and after the design cycle. Designs will be made available.

QA Bug & Defect Reports	Reports on QA findings determined by scope of project and QA asks.	Delivered throughout the project lifecycle and made available in Jira.

Statement of Work

[Table 1: Deliverables]

ESTIMATED BUDGET

The hourly rate for Kahoa employees is [*] Based on these rates, and the preliminary budget articulated by ONBLi, the total work effort is estimated as follows:

ONBLi Discovery ● SolutionMap	[*]

ONBLi Development ● UI/UX Design ○ Wireframes ○ Clickable Prototype	[*]

● Development ○ Prioritized Development Stories from SolutionMap

Total Estimated Cost	[*]

Kahoa will be performing this work on a time and materials basis except where noted. Please note that time includes all communications, meetings, and travel associated with this project.

TIMELINE

Image 1, found below, is a preliminary project timeline based on planned resource allotments. The first release is expected to complete in approximately 16 weeks. Note that any changes made to the project scope will affect the projected timeline. These changes will be communicated to the Client if and when necessary.

Resource Type	Engagement Type	# Of Weeks on Project
Project Manager	Half time	16
Platform Engineer	Full time	16
UX/UI Designer	Full time	6
UX Engineer	Full time	16
QA Engineer	Half time	8

Statement of Work

[Table 2: Resource Allotment]

PROJECT ROLES

Project Manager

Kahoa shall provide a Project Manager as the primary point of contact to coordinate between the Client and Kahoa. The Project Manager’s responsibilities include:

●	Providing the Client with progress reports
●	Facilitating and guiding Agile process meetings, including, sprint planning, backlog refinement, sprint reviews, and sprint retrospectives
●	Coordinating with the Client and managing team members for timely resolutions and to remove roadblocks
●	Properly addressing and coordinating any staffing requirements
●	Planning and coordinating training for the team on the Agile processes or other information vital to the project, if needed.
●	Team leadership, coaching, and mentoring
●	Owning and driving the Agile sprint cadence

Development & Design Team

This cross-functional team is responsible for the design and development activities within each Sprint and includes members who are skilled in areas such as UX design, user testing, database management, coding, architecture, QA testing, DevOps, and cloud resource management. Our team of expert-level developers and designers will help you build the software that your company needs using modern languages and techniques created over years of experience overcoming roadblocks and finding the right solutions at the right time for our clients.

Statement of Work

CLIENT ROLES

At Kahoa, we partner with clients on every project to deliver a product that truly and artfully fulfills client and user needs. This partnership requires both collaboration and communication, and as such, we ask clients to take on specific roles for the duration of the engagement according to the agreed-upon dates. These roles and expectations are detailed within this SOW. Any additional expectations must be communicated between the Project Manager and Client stakeholders.

Product Owner

The Product Owner (PO) is the project’s key stakeholder and is provided to Kahoa by ONBLi. The Product Owner shall be responsible for having a vision of what their company wishes to build and conveying that vision to Kahoa’s development and design team throughout the project lifecycle. The Product Owner’s responsibilities may include the following:

●	Overseeing and taking responsibility for the Product Backlog when needed. This includes creating new user stories or helping to modify stories according to the prioritized list of features
●	Supporting team responsibilities and acting as the authority on full product objectives and expectations. Including any expectations expressed to the PO by the Client Stakeholders
●	Providing clarification on project requirements during core Agile processes
●	Working with the Client Stakeholders to inspect and approve the work delivered each sprint

Stakeholders/Decision Makers

For this project, Kahoa asks that ONBLi provides company and project stakeholders as well as decision makers throughout the engagement. These stakeholders and decision makers will be involved in the process starting with the SolutionMap and will be asked to provide essential decision-making skills at various stages of the project. The Product Owner shall act as the bridge between these stakeholders and the Project Manager. The Product Owner shall additionally make decisions according to the known objectives of these stakeholders that they will communicate to the whole team.

Statement of Work

AGILE DEVELOPMENT PROCESS

The project’s core team will work within a basic Agile and Scrum framework to deliver features at the end of each sprint. Our typical sprint length is 2 weeks. Every Sprint will follow a specific structure with events that both clients and Kahoa employees are expected to participate in. A detailed list of these events can be found in table 3.

Process Area	Activities	Participants	Timely
Backlog Refinement	User stories in the backlog will be reviewed and prioritized. The highest priority stories must have accurate acceptance criteria. Any new stories will be discussed and incorporated into the backlog.	● Product Owner ● Client Stakeholders	Final day of the Sprint

Sprint Planning	The team will review the backlog and commit to complete a specific amount of stories based on the team velocity and project burn rate. This will include creating specific tasks for each user story.	● Full Development Team ● Product Owner ● Project Manager	First day of the Sprint

Sprint Demo	All completed stories are reviewed and demoed for the client stakeholders. Final story approval is facilitated by the Kahoa PM in collaboration with the Client.	● Client Stakeholders ● Project Manager	Final day of the Sprint

Retrospective	The team reflects on the project’s progression and the process during the iteration. This review will identify specific areas for improvement going forward.	● Full Development Team ● Product Owner ● Project Manager	Final day of the Sprint

Standup Meeting	The development team discusses individual status and progress toward sprint goals.	● Full Development Team ● Product Owner ● Project Manager	Daily

[Table 3: Agile Process Performance]

PLANNING & MANAGEMENT

SolutionMap

A SolutionMap is a 4-day series of intensive discovery sessions that we use to start every project at Kahoa. We’ve created, tested, and vetted our SolutionMap process over multiple years and it has grown into an immersive, hands-on, full-team experience to define, refine, and understand the MVP version of client projects. Through the SolutionMap process, clients will receive:

-	A backlog of features and functions identified during the process
-	Further context for necessary budget adjustments
-	Full project plan/timeline
-	Critical path wireframes
-	Facilitated collaborative team-building and productive discussion
-	A greater vision for a successful end product

The SolutionMap allows the team to reach a full performance state far quicker than minimal or congruent discovery sessions.

Statement of Work

Backlog Creation & Management

The project backlog that was created during the SolutionMap contains the initial user stories with point estimates organized into a StoryMap and prioritized for a Minimum Viable Product (MVP)—along with all consequent phases—which will inform a user or customer release. The Project Manager will guide ONBLi through the process of understanding the cost and timeline impact of each user story and will encourage the Client team to focus on “must have’’ priorities and ensure that the most vital features are delivered with the desired quality.

Over the course of the project, we will work with the Product Owner to continually refine a prioritized backlog that will strive to have:

●	Complete Description of user story
●	Specific Acceptance Criteria agreed to by the Client based on team collaboration
●	Any links to deliverables needed to make project updates more accessible
●	Notes on progress throughout the project
●	Story point estimate created by the development team

Out of Scope

Kahoa is only responsible for the deliverables described in this SOW and shall not be responsible for the following non-exhaustive list of activities which are out of scope for this project:

●	Purchase of font(s), image(s), 3D assets and sound usage rights
●	Management of any vendors and third parties unless otherwise specified in this SOW
●	Providing marketing material such as web banners, Facebook ads, or similar marketing content
●	Creating copy or microcopy

ASSUMPTIONS

●	The budget and timeline for the project may be revised throughout the project lifecycle based on the clients scope decisions.
●	Any third-party costs that are incurred during the project will be paid by the Client. These costs could include hosting, server costs, licensing costs, hardware costs, etc. The Kahoa Project Manager will communicate any potential third-party costs to the client.
●	All content will be the responsibility of the Client. Content could include: images, videos, copywriting, etc.
●	To expedite the development process, the Client will provide timely access to key stakeholders to assist in defining the required features, functionality, and workflow of the application. The availability of such key resources may affect the timeline of the project and slow final delivery.

Statement of Work

PLACE OF PERFORMANCE

The Kahoa team will perform its work on site at Kahoa offices or remotely as they see fit. They will collaborate with the Client via video conference or other communication means organized in collaboration. Kahoa may travel to the Client location as needed to support the project if desired parties are able. Any travel costs to that end are the responsibility of the Client and must be approved by both parties.

MODIFICATION

Throughout this engagement, ONBLi and Kahoa may wish to make changes to this Statement of Work. This Statement of Work may be modified in written addendums mutually agreed upon and signed by both parties. Addendums will hold to both the Agreement and this SOW.

PAYMENT & AUTHORIZATION

Payment Schedule

A deposit of [*] is required to commence work. The deposit will be paid toward the last portion of incurred costs on the project. This amount is applied after the Client has been invoiced and fulfilled payments for [*] of the total project cost. The rest of the project will follow a two-week payment schedule. All invoices shall adhere to the guidelines within this SOW and the Agreement.

Invoices

Invoices will be submitted on a two week basis—net 15 days—following Agile sprint cadence. Please submit invoices to the following address. The Client may revise billing information at any time by written notice to Kahoa:

Invoices	Payment Kahoa 249 North 1200 East Lehi, Utah 84043 nikki@Kahoa.com

Authorization

IN WITNESS WHEREOF the parties have executed this Statement of Work as of the date and year first written above.

Statement of Work

ONBLi	Kahoa

By:	By:
Printed Name:	Printed Name:	Justin Rohatinsky
Title:	Title:	CRO
Date:	Date: